EXHIBIT 1

PUBLIC STORAGE, INC.
701 WESTERN AVENUE, SUITE 200
GLENDALE, CALIFORNIA 91201-2397
TEL: (818) 244-8080

                                  June 10, 1998

By Federal Express

Mr. Daniel C. Staton, Chairman, Storage Trust Realty
312 Walnut Street, Suite 1151
Cincinnati, Ohio 45202

Dear Dan:

        As we discussed over the telephone, we would like to meet with you to discuss a proposal for a strategic alliance of our two companies. This letter briefly outlines our thoughts.

PSI Investment

        We propose to purchase 3,000,000 shares of your common stock for $26.00 per share. (This is equivalent to a price in excess of $27 since no commissions are paid.) The proceeds of $78,000,000 would allow your company to repay its revolving line of credit and acquire additional properties.

        We would agree to certain restrictions on our voting rights and our actions as a shareholder as required by your board and agreed to by ours. If legally permissible, we would seek to have someone designated by you to serve on our board and someone designated by us to serve on your board.

Operations

        We propose initially to jointly select a market in which both companies' properties would be operated jointly under the Public Storage name for advertising and marketing advantages. We would bring your properties in the agreed-upon market into our national telephone reservation center and they would participate in all ongoing promotional and media programs. We currently receive referrals and have combined marketing programs with several national companies (unrelated to storage such as Hertz and AT&T). Also these properties would become part of our computerized reporting system, providing both of us weekly with detailed occupancy information. If and as the joint operating program in that market is successful in the view of both companies' boards, it would be expanded to other markets.

        We would allocate expenses in a jointly agreed upon method to each property in those markets, but with no property management fee paid to either company. Our benefits would come as a shareholder of Storage Trust, as well as from lower operating costs on our properties.

        I realize that the integration of operations will result in some dislocations in both organizations. Some of your operating people would be replaced by our people and some of our operating people would be replaced by your people. However, we intend to continue to expand acquisition and development activity and we should be able to relocate many operating people. Therefore, we anticipate minimal reduction in employees of either company. There should be sufficient work for anyone willing and able to contribute.

Benefits to Shareholders

        The strategic alliance should result in significant benefits to the shareholders of both our companies.

        Issuance of Stock on Favorable Terms.

        Storage Trust would issue stock at a premium to market without any underwriting discounts or commissions.

        Pay off Short-Term Debt

        Storage Trust would be able to pay off its short-term debt enhancing its financial flexibility.

        Increase Occupancies of Storage Trust's Properties

        Through joint use of the national telephone reservation system by the mini-warehouses and the portable self-storage business and a coordinated media advertising program, we believe that the occupancies of Storage Trust's properties can be increased. Enclosed is a comparison of the occupancies of the Storage Trust and the Public Storage properties in the same markets as of December 31, 1997, which is the latest date we have market by market information on your properties. You will note that our occupancy at December 31, 1997 in these same markets averages about 7% higher. We believe that we should be able to increase your properties' occupancy to our 90% average occupancy.

        Reduce Operating Costs of Both Storage Trust and Public Storage
        Properties

        By spreading property level costs over a larger number of properties in the same markets, we should reduce a number of cost items: yellow pages advertisement, casualty and liability insurance, supervisory payroll, telephone center and media advertising.

        While the following numerical examples are not intended to be precise, I think they reflect the economies of scale of a joint operating agreement. In Dallas-Ft. Worth we currently have 48 properties and we spend $280,000 per year or $6,000 per property on yellow pages advertisement. You probably spend a higher amount for your 17 properties than $6,000 per property. If we combined our costs, the resulting cost would be $4,300 per property ($280,000 [divided by] 65). Another example would be in Milwaukee. We have six properties and supervisors costing about $48,000 per annum or $8,000 per year per property. You have two properties. Your costs have to be greater than the $8,000 per year per property. We could each reduce our costs to $6,000 per property since in this example our supervisory costs would not be increased. There are many markets where we have more properties than you and you will be the primary beneficiary of the cost savings resulting from economies of scale. Nashville, however, is the opposite. We have two properties and you have eight and we will be the primary beneficiary of the reduction in costs from a joint operating agreement.

        Increase in Storage Trust Stock Price

        We believe that a strategic alliance should result in a significant increase in the stock price of Storage Trust through higher FFO and a higher stock multiple from an accelerated growth rate and a lower debt to capital ratio. Assuming a 7% increase in occupancy, a $2,000,000 combined reduction in property operations and general and administrative expenses, and a $78,000,000 investment by Public Storage (used to pay off debt and acquire properties), pro-forma 1997 FFO per share would increase to $2.36. Combined with an increase in the stock multiple (based on 1997 FFO per share) from 11.2 to 12.4 (your approximate multiple during the first half of 1997), your stock price would be $29.25.

        You have announced that you intend to more actively manage the Storage Trust properties through additional field personnel. We agree with that objective. However, it is our experience that hiring and training personnel is a time-consuming process. Your shareholders would recognize the benefits of more active property management much more quickly through a joint operating agreement with Public Storage, which has the necessary infrastructure already in place in many of your markets. It was also indicated that Storage Trust intended to cut back on acquisition activities until your stock price increased from improvement in property performance. We believe that a strategic alliance with Public Storage will facilitate Storage Trust's continued growth without interruption. There should be an immediate increase in stock price from Public Storage's investment and there should be a prompt improvement in property operations from the joint marketing program.

        I would appreciate the opportunity to meet with you to discuss this proposal in greater detail.

                                             Very truly yours,

                                             /S/ B. WAYNE HUGHES

                                             B. Wayne Hughes
                                             Chairman and CEO

Encl.

cc (w/encl.):  Mr. Michael G. Burnam
               Chief Executive Officer

                                                    Occupancy Comparisons
                                         For Markets in which Both Companies Operate

                                             SEA Properties                            PSA Properties
                                   -----------------------------------       -----------------------------------
                                                             Occ. %                                   Occ. %
                                      # of                   at                 # of                  at              Diff.
                                   Properties  Square Feet   12/31/97        Properties Square Feet   12/31/97        in Occ. %
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

CO           Colorado Springs           5         385,965       88%              7          359,403       88%             0%
CO           Denver                     2          87,810       86%             28        1,844,018       91%            (5)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                        7         473,775       87%             35        2,203,421       91%            (4)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

FL           Jacksonville               6         347,135       90%              9          454,660       92%            (2)%
FL           Orlando                    5         233,684       87%             13          695,108       91%            (4)%
FL           Miami                      7         260,206       86%             28        1,539,895       91%            (5)%
FL           Tampa Bay                  3         197,037       91%             15          915,030       92%            (1)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                       21       1,038,062       89%             65        3,604,693       91%            (2)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

GA           Atlanta                   14         808,482       76%             31        1,490,718       90%           (14)%
GA           Augusta                    2         110,353       78%              1           40,324       90%           (12)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                       16         918,835       76%             32        1,531,042       90%           (14)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

IL           Chicago                   10         533,416       85%             63        3,975,078       90%            (5)%

KS & MO      Kansas City               11         632,681       85%             13          783,366       89%            (4)%

KY           Louisville                 3         116,420       85%              2          119,375       85%             0%

LA           New Orleans                2         134,627       81%              3          205,088       92%            11%

MO           St. Louis                  9         500,278       83%             11          518,196       90%            (7)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                        9         500,278       83%             11          518,196       90%            (7)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

NC           Charlotte                  5         226,539       75%              4          191,957       87%           (12)%
NC           Raleigh/Durham             4         171,223       88%              3          208,410       88%             0%
NC           Greensboro                 1          37,180       82%              3          150,603       79%             3%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                       10         434,942       81%             10          550,970       85%            (4)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

SC           Columbia                   9         360,608       87%              2           80,900       86%             1%

OH           Columbus                   2         127,679       75%             12          762,575       86%           (11)%

TN           Chattanooga                3         119,620       70%              1           81,400       79%            (9)%
TN           Nashville                  8         485,104       73%              2          106,351       87%           (14)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                       11         604,724       72%              3          187,751       84%           (12)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

TX           Dallas/Ft. Worth          17         987,189       82%             48        2,832,435       92%           (10)%
TX           Houston                   15         896,601       90%             37        2,699,421       90%             0%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                       32       1,883,790       86%             85        5,531,856       91%            (5)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

VA           Washington DC              2          86,475       80%             38        2,093,032       89%            (9)%
VA           Norfolk/Chesapeake         1          75,300       89%              7          486,492       89%             0%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------
                                        3         161,775       84%             45        2,579,524       89%            (5)%
                                   ---------- -------------- ---------       ---------- ------------- ----------      ---------

WI           Milwaukee                  2         254,622       75%              6          377,750       90%           (15)%
                                   ========== ============== =========       ========== ============= ==========      =========
             Totals                   139       8,176,234       83%            385       23,011,585       90%            (7)%
                                   ========== ============== =========       ========== ============= ==========      =========
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